SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statements of Changes in Equity
01/01/2017 to 06/30/2017	11
01/01/2016 to 06/30/2016	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	21
Comments on the Company’s Projections	77
Other Information Deemed as Relevant by the Company	78
Reports and Statements
Unqualified Reports on Special Review	80

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	06/30/2017
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share
						(Reais / share)
Board of Directors’	03/27/2017	Interest on Capital	06/27/2017	Common		1.20480
Meeting

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
1	Total Assets	37,136,341	36,745,034
1.01	Current Assets	3,329,030	3,823,635
1.01.01	Cash and Cash Equivalents	1,367,605	1,886,221
1.01.03	Accounts Receivable	1,686,110	1,760,025
1.01.03.01	Trade Receivables	1,481,552	1,557,472
1.01.03.02	Other Receivables	204,558	202,553
1.01.03.02.01	Related-Party Balances	204,558	202,553
1.01.04	Inventories	66,677	58,002
1.01.06	Recoverable Taxes	82,139	42,633
1.01.06.01	Current Recoverable Taxes	82,139	42,633
1.01.08	Other Current Assets	126,499	76,754
1.01.08.03	Other	126,499	76,754
1.01.08.03.01	Restricted Cash	30,597	24,078
1.01.08.03.20	Other Receivables	95,902	52,676
1.02	Noncurrent Assets	33,807,311	32,921,399
1.02.01	Long-Term Assets	1,260,525	1,283,164
1.02.01.03	Accounts Receivable	186,176	153,834
1.02.01.03.01	Trade Receivables	186,176	153,834
1.02.01.06	Deferred Taxes	170,801	186,345
1.02.01.06.01	Deferred Income Tax and Social Contribution	170,801	186,345
1.02.01.08	Receivables from Related Parties	638,951	669,156
1.02.01.08.03	Receivables from Controlling Shareholders	638,951	669,156
1.02.01.09	Other Noncurrent Assets	264,597	273,829
1.02.01.09.04	Escrow Deposits	56,611	77,915
1.02.01.09.05	ANA – Water National Agency	82,926	81,221
1.02.01.09.20	Other Receivables	125,060	114,693
1.02.02	Investments	92,476	89,064
1.02.02.01	Equity Investments	34,563	31,096
1.02.02.01.04	Other Equity Investments	34,563	31,096
1.02.02.02	Investment Properties	57,913	57,968
1.02.03	Property, Plant and Equipment	273,352	302,383
1.02.04	Intangible Assets	32,180,958	31,246,788
1.02.04.01	Intangible Assets	32,180,958	31,246,788
1.02.04.01.01	Concession Contracts	8,870,360	8,864,607
1.02.04.01.02	Program Contracts	7,439,063	7,399,237
1.02.04.01.03	Service Contracts	15,447,102	14,552,707
1.02.04.01.04	Software License	424,433	430,237

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
2	Total Liabilities	37,136,341	36,745,034
2.01	Current Liabilities	3,814,174	4,302,508
2.01.01	Labor and Pension Plan Liabilities	511,541	458,299
2.01.01.01	Social Security Liabilities	15,811	43,257
2.01.01.02	Labor Liabilities	495,730	415,042
2.01.02	Trade Payable	384,174	311,960
2.01.02.01	Domestic Suppliers	384,174	311,960
2.01.03	Tax Liabilities	112,525	168,757
2.01.03.01	Federal Tax Liabilities	100,256	159,176
2.01.03.01.02	PIS-PASEP and COFINS Payable	42,624	49,132
2.01.03.01.03	INSS (social security contribution) Payable	36,554	35,376
2.01.03.01.20	Other Federal Taxes	21,078	74,668
2.01.03.03	Municipal Tax Liabilities	12,269	9,581
2.01.04	Borrowings and Financing	1,342,046	1,246,567
2.01.04.01	Borrowings and Financing	679,113	635,701
2.01.04.01.01	In Domestic Currency	219,395	269,042
2.01.04.01.02	In Foreign Currency	459,718	366,659
2.01.04.02	Debentures	646,907	595,952
2.01.04.03	Financing through Finance Lease	16,026	14,914
2.01.05	Other Liabilities	736,917	1,386,591
2.01.05.01	Payables to Related Parties	492	1,853
2.01.05.01.03	Payables to Controlling Shareholders	492	1,853
2.01.05.02	Other	736,425	1,384,738
2.01.05.02.01	Dividends and Interest on Capital Payable	276	700,034
2.01.05.02.04	Services Payable	480,873	460,054
2.01.05.02.05	Refundable Amounts	10,584	12,240
2.01.05.02.06	Program Contract Commitments	103,841	109,042
2.01.05.02.07	Public-Private Partnership - PPP	33,193	31,898
2.01.05.02.09	Indemnities	11,221	9,379
2.01.05.02.20	Other Payables	96,437	62,091
2.01.06	Provisions	726,971	730,334
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	175,769	180,165
2.01.06.01.01	Tax Provisions	35,440	27,677
2.01.06.01.02	Social Security and Labor Provisions	41,190	47,873
2.01.06.01.04	Civil Provisions	99,139	104,615
2.01.06.02	Other Provisions	551,202	550,169
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	10,928	10,691
2.01.06.02.04	Provisions for Customers	469,996	462,965
2.01.06.02.05	Provisions for Suppliers	70,278	76,513
2.02	Noncurrent Liabilities	16,959,505	17,023,315
2.02.01	Borrowings and Financing	10,282,765	10,717,576
2.02.01.01	Borrowings and Financing	7,336,788	7,244,771
2.02.01.01.01	In Domestic Currency	2,102,294	1,951,067
2.02.01.01.02	In Foreign Currency	5,234,494	5,293,704
2.02.01.02	Debentures	2,407,940	2,935,203
2.02.01.03	Financing through Finance Lease	538,037	537,602

 Parent Company’s Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
2.02.02	Other Payables	6,213,069	5,862,998
2.02.02.02	Other	6,213,069	5,862,998
2.02.02.02.04	Pension Plan Liabilities	3,310,339	3,265,250
2.02.02.02.05	Program Contract Commitments	47,723	69,051
2.02.02.02.06	Public-Private Partnership - PPP	2,526,187	2,217,520
2.02.02.02.07	Indemnities	26,708	11,247
2.02.02.02.08	Labor Liabilities	42,653	29,625
2.02.02.02.09	Deferred COFINS / PASEP	134,624	138,071
2.02.02.02.20	Other Payables	124,835	132,234
2.02.04	Provisions	463,671	442,741
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	300,413	287,590
2.02.04.01.01	Tax Provisions	39,737	39,234
2.02.04.01.02	Pension Plan and Labor Provisions	251,726	234,338
2.02.04.01.04	Civil Provisions	8,950	14,018
2.02.04.02	Other Provisions	163,258	155,151
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	142,013	138,431
2.02.04.02.04	Provisions for Customers	3,500	12,074
2.02.04.02.05	Provisions for Suppliers	17,745	4,646
2.03	Equity	16,362,662	15,419,211
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	6,182,140	6,244,859
2.03.04.01	Legal Reserve	932,310	932,310
2.03.04.08	Additional Dividend Proposed	0	62,719
2.03.04.10	Reserve for Investments	5,249,830	5,249,830
2.03.05	Retained Earnings/Accumulated Losses	1,006,170	0
2.03.06	Equity Valuation Adjustments	-825,648	-825,648

Parent Company’s Financial Statements / Income Statement

(R$ thousand)
Code	Description	Current Quarter	YTD Current Year	Same Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	Previous Year	01/01/2016 to 06/30/2016
				04/01/2016 to 06/30/2016
3.01	Revenue from Sales and/or Services	3,494,635	7,053,460	3,438,589	6,466,431
3.02	Cost of Sales and/or Services	-2,241,443	-4,302,859	-2,267,151	-4,208,427
3.02.01	Cost of Sales and/or Services	-1,477,216	-2,831,403	-1,389,764	-2,718,654
3.02.02	Construction Cost	-764,227	-1,471,456	-877,387	-1,489,773
3.03	Gross Profit	1,253,192	2,750,601	1,171,438	2,258,004
3.04	Operating Income/Expenses	-493,246	-958,626	-332,371	-790,274
3.04.01	Selling Expenses	-213,438	-452,118	-134,942	-340,220
3.04.02	General and Administrative Expenses	-293,914	-533,048	-213,278	-473,472
3.04.04	Other Operating Income	14,586	23,283	22,121	29,750
3.04.04.01	Other Operating Income	17,715	29,283	27,127	37,271
3.04.04.02	COFINS and PASEP	-3,129	-6,000	-5,006	-7,521
3.04.05	Other Operating Expenses	-2,077	-210	-5,938	-8,085
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-94	1,972	-5,415	-4,484
3.04.05.03	Tax Incentives	-732	-732	0	0
3.04.05.04	Surplus Cost of Electricity Sold	-1,251	-1,251	-147	-3,102
3.04.05.20	Other	0	-199	-376	-499
3.04.06	Equity Results	1,597	3,467	-334	1,753
3.05	Income before Financial Result and Taxes	759,946	1,791,975	839,067	1,467,730
3.06	Financial Result	-281,216	-277,418	372,720	712,880
3.06.01	Financial Income	98,220	179,118	104,897	245,133
3.06.01.01	Financial Income	102,938	187,489	110,918	257,670
3.06.01.02	Exchange Gains	68	347	72	111
3.06.01.03	COFINS and PASEP	-4,786	-8,718	-6,093	-12,648
3.06.02	Financial Expenses	-379,436	-456,536	267,823	467,747
3.06.02.01	Financial Expenses	-167,359	-333,847	-192,978	-476,334
3.06.02.02	Exchange Losses	-212,077	-122,689	460,801	944,081
3.07	Earnings before Income Tax	478,730	1,514,557	1,211,787	2,180,610
3.08	Income Tax and Social Contribution	-146,922	-508,387	-414,256	-754,290

 Parent Company’s Financial Statements / Income Statement
(R$ thousand)

(R$ thousand)
Code	Description	Current Quarter	YTD Current Year	Same Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	Previous Year	01/01/2016 to 06/30/2016
				04/01/2016 to 06/30/2016
3.08.01	Current	-142,403	-492,843	-412,214	-751,203
3.08.02	Deferred	-4,519	-15,544	-2,042	-3,087
3.09	Net Result from Continued Operations	331,808	1,006,170	797,531	1,426,320
3.11	Profit/Loss for the Period	331,808	1,006,170	797,531	1,426,320
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.48545	1.47207	1.16682	2.08676
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.48545	1.47207	1.16682	2.08676

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current Year	Same Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	Previous Year	01/01/2016 to 06/30/2016
				04/01/2016 to 06/30/2016
4.01	Net Income for the Period	331,808	1,006,170	797,531	1,426,320
4.03	Comprehensive Income for the Period	331,808	1,006,170	797,531	1,426,320

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
6.01	Net Cash from Operating Activities	1,487,029	1,375,046
6.01.01	Cash from Operations	3,072,821	2,352,731
6.01.01.01	Profit (Loss) before Income Tax and Social Contribution	1,514,557	2,180,610

6.01.01.02	Provision and Inflation Adjustments on Provisions	127,706	147,862
6.01.01.04	Finance Charges from Customers	-89,398	-112,094
6.01.01.05	Residual Value of Property, Plant and Equipment,	11,408	4,106
	Intangible Assets and Investment Properties Written-off
6.01.01.06	Depreciation and Amortization	649,971	578,838
6.01.01.07	Interest on Borrowings and Financing Payable	191,428	239,883
6.01.01.08	Monetary and Exchange Change on Borrowings and	163,480	-858,439
	Financing
6.01.01.09	Interest and Monetary Changes on Liabilities	5,347	17,224
6.01.01.10	Interest and Monetary Changes on Assets	-24,965	-55,343
6.01.01.11	Estimated Losses with Doubtful Accounts	121,860	20,473
6.01.01.12	Provision for Consent Decree (TAC)	82,754	6,423
6.01.01.13	Equity Results	-3,467	-1,753
6.01.01.14	Provision for Sabesprev Mais	0	4,585
6.01.01.15	Other Adjustments	-14,205	-6,559
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	214,959	12,962
6.01.01.17	Construction Margin over Intangible Assets Resulting from	-30,893	-32,667
	Concession Contracts
6.01.01.18	Pension Plan Liabilities	152,279	206,620
6.01.02	Changes in Assets and Liabilities	-703,615	-134,593
6.01.02.01	Trade Receivables	32,730	-31,286
6.01.02.02	Related-Party Balances and Transactions	28,330	-8,364
6.01.02.03	Inventories	-8,639	15,626
6.01.02.04	Recoverable Taxes	-39,506	66,159
6.01.02.05	Other Receivables	-55,298	99,990
6.01.02.06	Escrow Deposits	24,525	21,172
6.01.02.08	Contractors and Suppliers	-252,487	-15,166
6.01.02.09	Payroll, Provisions and Social Contribution	-29,512	19,755
6.01.02.10	Pension Plan Liabilities	-107,190	-90,135
6.01.02.11	Taxes and Contributions Payable	-46,352	-101,364
6.01.02.12	Services Payable	-194,140	3,305
6.01.02.13	Other Liabilities	57,510	-35,223
6.01.02.14	Provisions	-110,139	-79,632
6.01.02.15	Deferred COFINS/PASEP	-3,447	570
6.01.03	Other	-882,177	-843,092
6.01.03.01	Interest Paid	-382,910	-415,747
6.01.03.02	Income Tax and Social Contribution Paid	-499,267	-427,345
6.02	Net Cash from Investing Activities	-687,697	-871,006
6.02.01	Acquisition of Property, Plant and Equipment	-10,859	-18,949
6.02.02	Acquisition of Intangible Assets	-670,319	-854,534
6.02.04	Restricted Cash	-6,519	2,477
6.03	Net Cash from Financing Activities	-1,317,948	-768,854

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
6.03.01	Funding	302,803	370,426
6.03.02	Amortization	-802,548	-854,994
6.03.03	Payment of Interest on Capital	-765,933	-139,395
6.03.04	Public-Private Partnership - PPP	-15,556	-15,888
6.03.05	Program Contract Commitments	-36,714	-129,003
6.05	Increase (Decrease) in Cash and Cash Equivalents	-518,616	-264,814
6.05.01	Opening Cash and Cash Equivalents	1,886,221	1,639,214
6.05.02	Closing Cash and Cash Equivalents	1,367,605	1,374,400

 Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2017 to 06/30/2017

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.03	Restated Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.04	Capital Transactions with Partners	0	0	-62,719	0	0	-62,719
5.04.12	Additional Proposed Dividends	0	0	-62,719	0	0	-62,719
5.05	Total Comprehensive Income	0	0	0	1,006,170	0	1,006,170
5.05.01	Net Income for the Period	0	0	0	1,006,170	0	1,006,170
5.07	Closing Balances	10,000,000	0	6,182,140	1,006,170	-825,648	16,362,662

 Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2016 to 06/30/2016

 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.03	Restated Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.04	Capital Transactions with Partners	0	0	-11,453	0	0	-11,453
5.04.08	Additional Approved Dividends	0	0	-11,453	0	0	-11,453
5.05	Total Comprehensive Income	0	0	0	1,426,320	0	1,426,320
5.05.01	Net Income for the Period	0	0	0	1,426,320	0	1,426,320
5.07	Closing Balances	10,000,000	0	4,058,535	1,426,320	-353,382	15,131,473

 Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
7.01	Revenue	7,340,654	6,833,327
7.01.01	Goods, Products and Services Sold	5,930,882	5,294,089
7.01.02	Other Revenue	29,283	37,271
7.01.03	Revenue from Construction of own Assets	1,502,349	1,522,440
7.01.04	Allowance for/Reversal of Doubtful Accounts	-121,860	-20,473
7.02	Inputs Acquired from Third Parties	-2,691,764	-2,729,963
7.02.01	Costs of Sales and Services	-2,241,245	-2,347,376
7.02.02	Materials, Electricity, Outside Services and Others	-450,309	-374,502
7.02.04	Other	-210	-8,085
7.03	Gross Value Added	4,648,890	4,103,364
7.04	Retentions	-649,971	-578,838
7.04.01	Depreciation, Amortization and Depletion	-649,971	-578,838
7.05	Net Value Added Produced	3,998,919	3,524,526
7.06	Wealth Received in Transfer	191,303	259,534
7.06.01	Equity Results	3,467	1,753
7.06.02	Finance Income	187,836	257,781
7.07	Total Value Added to Distribute	4,190,222	3,784,060
7.08	Value Added Distribution	4,190,222	3,784,060
7.08.01	Personnel	1,191,169	1,103,641
7.08.01.01	Salaries and Wages	765,321	705,436
7.08.01.02	Benefits	296,478	336,092
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	129,370	62,113
7.08.02	Taxes and Contributions	1,189,669	1,383,993
7.08.02.01	Federal	1,118,174	1,325,753
7.08.02.02	Sate	47,783	39,788
7.08.02.03	Municipal	23,712	18,452
7.08.03	Value Distributed to Providers of Capital	803,214	-129,894
7.08.03.01	Interest	768,552	-174,395
7.08.03.02	Rental	34,662	44,501
7.08.04	Value Distributed to Shareholders	1,006,170	1,426,320
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	1,006,170	1,426,320

Comments on the Company’s Performance

1.     Financial highlights

									R$ million
		2Q17	2Q16 Chg. (R$)%			1H17	1H16 Chg. (R$)%
	Gross operating revenue	2,901.6	2,723.4	178.2	6.5	5,930.9	5,294.1	636.8	12.0
	Construction revenue	779.4	897.2	(117.8)	(13.1)	1,502.4	1,522.4	(20.0)	(1.3)
	COFINS and PASEP taxes	(186.4)	(182.0)	(4.4)	2.4	(379.8)	(350.1)	(29.7)	8.5
(=)	Net operating revenue	3,494.6	3,438.6	56.0	1.6	7,053.5	6,466.4	587.1	9.1
	Costs and expenses	(1,984.6)	(1,738.0)	(246.6)	14.2	(3,816.6)	(3,532.3)	(284.3)	8.0
	Construction costs	(764.2)	(877.4)	113.2	(12.9)	(1,471.4)	(1,489.8)	18.4	(1.2)
	Equity result	1.6	(0.3)	1.9	(633.3)	3.5	1.8	1.7	94.4
	Other operating revenue (expenses), net	12.5	16.2	(3.7)	(22.8)	23.0	21.6	1.4	6.5
(=)	Earnings before financial result, income tax and social contribution	759.9	839.1	(79.2)	(9.4)	1,792.0	1,467.7	324.3	22.1
	Financial result	(281.2)	372.7	(653.9)	(175.4)	(277.4)	712.9	(990.3)	(138.9)
(=)	Earnings before income tax and social contribution	478.7	1,211.8	(733.1)	(60.5)	1,514.6	2,180.6	(666.0)	(30.5)
	Income tax and social contribution	(146.9)	(414.3)	267.4	(64.5)	(508.4)	(754.3)	245.9	(32.6)
(=)	Net income	331.8	797.5	(465.7)	(58.4)	1,006.2	1,426.3	(420.1)	(29.5)
	Earnings per share* (R$)	0.49	1.17			1.47	2.09
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		2Q17	2Q16	Chg. (R$)%		1H17	1H16	Chg. (R$)%
	Net income	331.8	797.5	(465.7)	(58.4)	1,006.2	1,426.3	(420.1)	(29.5)
	Income tax and social contribution	146.9	414.3	(267.4)	(64.5)	508.4	754.3	(245.9)	(32.6)
	Financial result	281.2	(372.7)	653.9	(175.4)	277.4	(712.9)	990.3	(138.9)
	Other operating revenues (expenses), net	(12.5)	(16.2)	3.7	(22.8)	(23.0)	(21.6)	(1.4)	6.5
(=)	Adjusted EBIT*	747.4	822.9	(75.5)	(9.2)	1,769.0	1,446.1	322.9	22.3
	Depreciation and amortization	318.0	294.2	23.8	8.1	650.0	578.8	71.2	12.3
(=)	Adjusted EBITDA **	1,065.4	1,117.1	(51.7)	(4.6)	2,419.0	2,024.9	394.1	19.5
	(%) Adjusted EBITDA margin	30.5	32.5			34.3	31.3

* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2QT17, net operating revenue, including construction revenue, reached R$ 3,494.6 million; a 1.6% increase compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,748.8 million, 5.1% higher than in 2Q16.

Adjusted EBIT, in the amount of R$ 747.4 million, decreased 9.2% from R$ 822.9 million recorded in 2Q16.

Adjusted EBITDA, in the amount of R$ 1,065.4 million, decreased 4.6% from R$ 1,117.1 million recorded in 2Q16. (R$ 4,965.5 million in the last twelve months).

The adjusted EBITDA margin was 30.5% in 2Q17 against 32.5% in 2Q16 (33.8% in the last twelve months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 38.7% in 2Q17 (43.1% in 2Q16 and 44.5% in the last twelve months).

In 2Q17 the Company recorded a net income of R$ 331.8 million, in comparison to a net income of R$ 797.5 million in 2Q16.

2.     Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 2,901.6 million, an increase of R$ 178.2 million or 6.5%, when compared to the R$ 2,723.4 million recorded in 2Q16.

Comments on the Company’s Performance

The main factors that led to this variation were:

•         Tariff increase of 8.4% since May 2016;

•         Increase of 2.7% in the Company’s total billed volume (2.9% in water and 2.4% in sewage);

•         Bonus granted in 2Q16 amounting to R$ 33.6 million, within the Water Consumption Reduction Incentive Program ended in April 2016; and

•         Lower provisioning for loss of wholesale revenue in 2Q17, in the amount of R$ 21.0 million, due to the payment received in the period.

The increase resulting from the above mentioned factors was partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$ 64.2 million in 2Q16.

3.    Construction revenue

Construction revenue decreased R$ 117.8 million or 13.1%, when compared to 2Q16. The variation was mainly due to lower investments in the municipalities served by the Company.

Comments on the Company’s Performance

4.    Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter and year-to-date basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q17	2Q16%		2Q17	2Q16%		2Q17	2Q16%
Residential	384.8	377.5	1.9	328.2	320.0	2.6	713.0	697.5	2.2
Commercial	40.8	41.0	(0.5)	39.3	39.0	0.8	80.1	80.0	0.1
Industrial	8.0	8.0	-	9.4	9.8	(4.1)	17.4	17.8	(2.2)
Public	10.4	10.7	(2.8)	9.3	9.4	(1.1)	19.7	20.1	(2.0)
Total retail	444.0	437.2	1.6	386.2	378.2	2.1	830.2	815.4	1.8
Wholesale (3)	64.5	56.9	13.4	8.9	7.5	18.7	73.4	64.4	14.0
Total	508.5	494.1	2.9	395.1	385.7	2.4	903.6	879.8	2.7
	1H17	1H16%		1H17	1H16%		1H17	1H16%
Residential	783.7	758.0	3.4	666.3	640.4	4.0	1,450.0	1,398.4	3.7
Commercial	82.3	81.4	1.1	78.8	77.2	2.1	161.1	158.6	1.6
Industrial	15.8	15.7	0.6	18.7	19.2	(2.6)	34.5	34.9	(1.1)
Public	20.3	20.3	-	17.9	17.8	0.6	38.2	38.1	0.3
Total retail	902.1	875.4	3.1	781.7	754.6	3.6	1,683.8	1,630.0	3.3
Wholesale (3)	126.3	108.8	16.1	18.0	13.2	36.4	144.3	122.0	18.3
Total	1,028.4	984.2	4.5	799.7	767.8	4.2	1,828.1	1,752.0	4.3

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q17	2Q16%		2Q17	2Q16%		2Q17	2Q16%
Metropolitan	289.5	283.5	2.1	252.4	246.8	2.3	541.9	530.3	2.2
Regional (2)	154.5	153.7	0.5	133.8	131.4	1.8	288.3	285.1	1.1
Total retail	444.0	437.2	1.6	386.2	378.2	2.1	830.2	815.4	1.8
Wholesale (3)	64.5	56.9	13.4	8.9	7.5	18.7	73.4	64.4	14.0
Total	508.5	494.1	2.9	395.1	385.7	2.4	903.6	879.8	2.7
	1H17	1H16%		1H17	1H16%		1H17	1H16%
Metropolitan	582.3	562.5	3.5	506.3	488.3	3.7	1,088.6	1,050.8	3.6
Regional (2)	319.8	312.9	2.2	275.4	266.3	3.4	595.2	579.2	2.8
Total retail	902.1	875.4	3.1	781.7	754.6	3.6	1,683.8	1,630.0	3.3
Wholesale (3)	126.3	108.8	16.1	18.0	13.2	36.4	144.3	122.0	18.3
Total	1,028.4	984.2	4.5	799.7	767.8	4.2	1,828.1	1,752.0	4.3

(1) Unaudited

(2) Including coastal and interior regions

(3) Reused water volume and non-domestic sewage are included in

Comments on the Company’s Performance

5.    Costs, administrative, selling and construction expenses

In 2Q17, costs, administrative, selling and construction expenses, grew 5.1% (R$ 133.4 million). Excluding construction costs, total costs and expenses increased by 14.2% (R$ 246.6 million).

As a percentage of net revenue, costs and expenses were 78.7% in 2Q17 compared to 76.1% in 2Q16.

								R$ million
	2Q17	2Q16	Chg. (R$)%		1H17	1H16	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	716.0	621.3	94.7	15.2	1,304.5	1,195.7	108.8	9.1
General supplies	41.6	42.7	(1.1)	(2.6)	77.6	78.9	(1.3)	(1.6)
Treatment supplies	67.6	66.3	1.3	2.0	138.8	141.4	(2.6)	(1.8)
Services	349.8	316.3	33.5	10.6	632.5	598.7	33.8	5.6
Electricity	187.9	242.8	(54.9)	(22.6)	387.6	483.2	(95.6)	(19.8)
General expenses	239.6	166.7	72.9	43.7	449.5	391.3	58.2	14.9
Tax expenses	28.4	23.3	5.1	21.9	54.3	43.9	10.4	23.7
Sub-total	1,630.9	1,479.4	151.5	10.2	3,044.8	2,933.1	111.7	3.8
Depreciation and amortization	318.0	294.2	23.8	8.1	650.0	578.8	71.2	12.3
Allowance for doubtful accounts	35.7	(35.6)	71.3	(200.3)	121.8	20.4	101.4	497.1
Sub-total	353.7	258.6	95.1	36.8	771.8	599.2	172.6	28.8
Costs, administrative and selling expenses	1,984.6	1,738.0	246.6	14.2	3,816.6	3,532.3	284.3	8.0
Construction costs	764.2	877.4	(113.2)	(12.9)	1,471.4	1,489.8	(18.4)	(1.2)
Costs, adm., selling and construction expenses	2,748.8	2,615.4	133.4	5.1	5,288.0	5,022.1	265.9	5.3
% of net revenue	78.7	76.1			75.0	77.7

5.1.  Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 94.7 million in 2Q17, mainly due to:

•         Increase of R$ 76.0 million  in provisions for severance pay (TAC), mainly due to the higher number of retired employees  in 2Q17; and

•         Increase of R$ 20.2 million, mostly due to the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017.

5.2.  Services

Service expenses totaled R$ 349.8 million, R$ 33.5 million more  than the R$ 316.3 million recorded in 2Q16, mostly due to an increase in water and sewage connections and network maintenance services.

5.3.  Electricity

Electricity expenses totaled R$ 187.9 million in 2Q17, a decrease of R$ 54.9 million or 22.6% in comparison to the R$ 242.8 million in 2Q16. The main factors that contributed to this decrease were:

•         Average reduction of 16.1% in the free market tariffs, with an 21.9% increase in consumption;

•         Average reduction of 27.7% in the grid market tariff (TUSD), with a 20.3% rise in consumption; and

•         Average reduction of 7.6% in the regulated market tariffs, with a 11.2%.decrease in consumption.

In 2Q17, the free market accounted for 35.2% of the total electricity consumed by the Company, the grid market accounted for 31.6% and the regulated market accounted for 33.2% of total consumption.

Comments on the Company’s Performance

5.4.  General expenses

General expenses increased R$ 72.9 million, or 43.7%, totaling R$ 239.6 million in 2Q17, versus the
R$ 166.7 million recorded in 2Q16, mainly due to:

•         Increase of R$ 42.3 million in provisions for court proceedings in 2Q17; and

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of
R$ 16.0 million, as a result of the increase in revenues with the municipality of São Paulo.

5.5.  Depreciation and amortization

Depreciation and amortization increased R$ 23.8 million or 8.1%, reaching R$ 318.0 million in 2Q17 in comparison to the R$ 294.2            million recorded in 2Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 1.6 billion.

5.6.  Allowance for doubtful accounts

Increase of R$ 71.3 million, mainly resulting from the receipt of non-recurring court-ordered debt payments from the city of Guarulhos in 2Q16, amounting to R$ 57.8 million.

6. Financial result

				R$ million
	2Q17	2Q16	Chg.	%
Financial expenses, net of income	(72.0)	(81.8)	9.8	(12.0)
Net monetary and exchange variation	(209.2)	454.5	(663.7)	(146.0)
Financial result	(281.2)	372.7	(653.9)	(175.4)

6.1. Financial income and expenses

				R$ million
	2Q17	2Q16	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(29.4)	(24.3)	(5.1)	21.0
Interest and charges on domestic loans and financing	(66.0)	(73.1)	7.1	(9.7)
Other financial expenses	(45.4)	(51.3)	5.9	(11.5)
Total financial expenses	(140.8)	(148.7)	7.9	(5.3)
Financial income	68.8	66.9	1.9	2.8
Financial expenses net of income	(72.0)	(81.8)	9.8	(12.0)

6.1.1. Financial expenses

Decrease of R$ 7.9 million, mainly due to the following events:

•         Interest and charges on international loans and financing: increase of R$ 5.1 million, mainly due to the appreciation of the dollar and the yen against the real at the end of 2Q17 (4.4% and 3.5%, respectively), versus a depreciation in 2Q16 (-9.8% and -1.4%, respectively);

•         Interest and charges on domestic loans and financing: reduction of R$ 7.1 million, mainly due to a decline in the debt balance following the partial amortizations of the 10th and 15th debenture issues in January and February 2017, respectively, and the full amortization of the 19th issue in  June 2017; and

Comments on the Company’s Performance

•                    Other financial expenses: reduction of R$ 5.9 million, mostly due to lower provisioning for interest on court proceedings in 2Q17.

6.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q17	2Q16	Chg.	%
Monetary variation on loans and financing	(19.1)	(32.8)	13.7	(41.8)
Currency exchange variation on loans and financing	(212.1)	460.8	(672.9)	(146.0)
Other monetary variations	(7.5)	(11.4)	3.9	(34.2)
Monetary/exchange rate variation on liabilities	(238.7)	416.6	(655.3)	(157.3)
Monetary/exchange rate variation on assets	29.5	37.9	(8.4)	(22.2)
Monetary/exchange rate variation, net	(209.2)	454.5	(663.7)	(146.0)

6.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 2Q17 was R$ 655.3 million higher than in 2Q16, mainly due to:

•         Reduction of R$ 13.7 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 2Q17 compared with 2Q16 (0.2% and 1.8%, respectively); and

•         Increase of R$ 672.9 million in exchange variation on loans and financing, as a result of the appreciation of dollar and yen against the real in 2Q17 (4.4% and 3.5%, respectively), versus a devaluation of -9.8% and -1.4%, respectively, in 2Q16.

6.2.2. Monetary and exchange rate variation on assets

Decrease of R$ 8.4 million, mainly due to the lower monetary restatement of judicial deposits in 2Q17.

7.    Income tax and social contribution

Decrease of R$ 267.4 million, mainly due to the lower taxable result reported in the period, which was mainly impacted by the appreciation of dollar and yen against the real in 2Q17, versus a devaluation in 2Q16.

8.    Indicators

8.1.  Operating

Operating indicators *	2Q17	2Q16%
Water connections (1)	8,749	8,527	2.6
Sewage connections (1)	7,189	6,970	3.1
Population directly served - water (2)	24.8	24.6	0.8
Population directly served - sewage (2)	21.4	21.1	1.4
Number of Employees	14,008	14,227	(1.5)
Water volume produced in the quarter (3)	687	669	2.7
Water volume produced in the semester (3)	1,387	1,336	3.8
IPM - Measured water loss (%)	31.5	30.7	2.6
IPDt (liters/connection x day)	308	287	7.3

(1)       Total connections, active and inactive, in thousand units at the end of the period

(2)       In million inhabitants, at the end of the period. Not including wholesale

(3)       In millions of cubic meters

(*)    Unaudited

Comments on the Company’s Performance

8.2.  Economic

Economic Variables at the close of the quarter*	2Q17	2Q16
Amplified Consumer Price Index Variation (%)	0,22	1,75
Referential Rate Variation (%)	0,1503	0,4888
Interbank Deposit Certificate (%)	10,14	14.13
US DOLAR (R$)	3.3082	3.2098
YEN (R$)	0.02944	0.03123
* Unaudited

9.    Loans and financing

On July 13, 2017, the Company carried out its 21st Debenture Issue, totaling R$ 500.0 million, in two series, for public offering with restricted placement efforts, pursuant to CVM Instruction 476. The first series, totaling
R$ 150.0 million, is due in three years and is remunerated by the CDI + 0.60% p.a., while the second series, totaling R$ 350.0 million, is due in five years and is remunerated by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

								R$ million
INSTITUTION							2023
	2017	2018	2019	2020	2021	2022	Onwards	Total
Local currency
Caixa Econômica Federal	30.8	65.2	67.1	69.5	73.1	77.0	788.3	1,171.0
Debentures	87.1	896.7	1,014.1	423.2	199.3	178.7	255.7	3,054.8
BNDES	44.0	98.0	112.1	94.0	93.6	93.6	536.7	1,072.0
Leasing	7.8	29.1	30.6	32.2	33.9	35.8	384.6	554.0
Others	0.4	1.4	1.4	1.4	1.4	1.4	4.0	11.4
Interest and other charges	34.6	32.8	-	-	-	-	-	67.4
Total in local currency	204.7	1,123.2	1,225.3	620.3	401.3	386.5	1,969.3	5,930.6
Foreign currency
IADB	97.6	112.2	112.2	112.2	112.2	112.2	1,104.8	1,763.4
IBRD	-	-	9.0	17.9	18.0	18.0	206.6	269.5
Deutsche Bank 350	-	248.1	240.8	-	-	-	-	488.9
Eurobond	-	-	-	1,155.0	-	-	-	1,155.0
JICA	33.5	67.0	113.7	113.7	113.7	113.6	1,158.0	1,713.2
IDB 1983AB	-	78.8	58.5	57.0	25.4	25.4	23.4	268.5
Interest and other charges	35.7	-	-	-	-	-	-	35.7
Total in foreign currency	166.8	506.1	534.2	1,455.8	269.3	269.2	2,492.8	5,694.2
Total	371.5	1,629.3	1,759.5	2,076.1	670.6	655.7	4,462.1	11,624.8

Notes to the Interim Financial Information

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of June 30, 2017, the Company operated water and sewage services in 367 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 367 municipalities. As of June 30, 2017, the Company had 369 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Macatuba and Cajobi, and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of June 30, 2017 (R$ 4,345 as of December 31, 2016).

As of June 30, 2017, 53 concession agreements (54 as of December 31, 2016) had expired and are being negotiated. From July 1, 2017 to 2030, 33 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By June 30, 2017, 283 program and services contracts were signed (281 contracts as of December 31, 2016).

As of June 30, 2017, the carrying amount of the underlying assets used in the 53 concessions of the municipalities under negotiation totaled R$ 6,673,906, accounting for 20.74% of the total, and the related gross revenue for the six-month period ended June 30, 2017 totaled R$ 904,237, accounting for 12.16% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 53.58% of the gross revenues on June 30, 2017 (54.25% on June 30, 2016) and 48.00% of intangible assets (46.57% on December 31, 2016).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

Notes to the Interim Financial Information

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii.   capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the six-month period ended June 30, 2017 totaled R$ 183,508 (R$ 138,253 in the period ended June 30, 2016) and the intangible asset was R$ 300,503 on June 30, 2017 (R$ 303,540 on December 31, 2016).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016.

The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

As of May 31, 2017, ANA and DAEE disclosed the renewal of the concession of the Cantareira System for another 10 years. The terms of this concession define the water volume the Company is authorized to withdraw from the Cantareira System to supply the São Paulo Metropolitan Region.  This concession establishes five water withdrawal bands, based on the volume of water available in the Cantareira System reservoirs: (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, the Company may withdraw up to 33 m³/s; (ii) if the volume of water available is between 40% and 60% of the reservoirs’ capacity, the Company may withdraw up to 31 m³/s; (iii) if the volume of water available is between 30% and 40% of the reservoirs’ capacity, the Company may withdraw up to 27 m³/s; (iv) if the volume of water available is between 20% and 30% of the reservoirs’ capacity, the Company may withdraw up to  23 m³/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, the Company my withdraw up to 15.5 m³/s.

Notes to the Interim Financial Information

In June 2017, the reservoirs of the São Paulo Metropolitan Region stored approximately 1.3 trillion litters of treatment water, versus approximately 1.0 trillion litters in June 2016.

At the end of 2017 and beginning of 2018 two important projects aimed to increase water security in the São Paulo Metropolitan Region are expected to be concluded, as follows: (i) the Jaguarí-Atibainha interconnection, which will transfer up to 5.13 cubic meters per second (m³/s) from the Paraíba do Sul Basin to the Cantareira System; and (ii) the construction of the São Lourenço Production System, which will expand water production and capacity by 6.4 m³/s.

Management expects that with the normalization of rainfall, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

The interim financial information was approved by the Board of Directors on August 14, 2017.

2                   Basis of preparation and presentation of the financial statements

Presentation of the quarterly financial information

The interim financial information as of June 30, 2017, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim financial information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for June 30, 2017, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2016, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.  Therefore, the interim financial information as of June 30, 2017 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2016 and, as provided for in Official Letter/CVM/SNC/SEP no. 003/2011. In this interim financial information, the notes below was either not presented or are not as detailed as those in the annual financial statements:

i.               Summary of significant accounting policies (Note 3);

ii.             Changes in accounting practices and disclosures (Note 4);

iii.           Risk Management – Financial Instruments (Note 5.4);

iv.           Key Accounting Estimates and Judgments (Note 6);

v.             Related-Party Balances and Transactions (Note 10);

vi.           Investments (Note 12);

vii.         Intangible Assets (Note 14);

viii.       Borrowings and Financing (Note 16);

ix.           Deferred Taxes and Contributions (Note 18);

x.             Provisions (Note 19);

xi.           Employees Benefits (Note 20);

xii.         Equity (Note 22);

xiii.       Insurance (Note 25);

xiv.        Financial Income (Expenses) (Note 28).

All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

Notes to the Interim Financial Information

3                   Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for the quarter ended June 30, 2017 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2016. These policies are disclosed in Note 3 to the Annual Financial Statements.

4                   Risk management

4.1   Financial Risk Management Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk
Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$ 5,725,544 as of June 30, 2017 (R$ 5,692,984 as of December 31, 2016). Below, the Company’s exposure to exchange risk:

	June 30, 2017		December 31, 2016
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,201,121	3,973,548	1,241,963	4,047,682
Borrowings and financing – Yen	58,297,411	1,716,276	57,643,930	1,609,419
Interest and charges from borrowings and financing – US$		24,892		25,114
Interest and charges from borrowings and financing – Yen		10,828		10,769
Total exposure		5,725,544		5,692,984
Borrowing cost – US$		(28,277)		(29,650)
Borrowing cost – Yen		(3,055)		(2,971)
Total foreign currency-denominated borrowings (Note 15)		5,694,212		5,660,363

Notes to the Interim Financial Information

The 1% increase in foreign-currency denominated debt from June 30, 2017 to December 31, 2016 was mainly due to the following:

1)         Exchange rate changes, due to the 1.5% increase in the US dollar, from R$ 3.2591 as of December 31, 2016, to R$ 3.3082 as of June 30, 2017. The US dollar-denominated debt accounts for 69.7% of foreign currency-denominated debts; and

2)        Exchange rate changes, due to the 5.4% increase in the Yen, from R$ 0.02792 as of December 31, 2016 to R$ 0.02944 as of June 30, 2017.

3)        The increase was partially offset by the amortization of the BID 713 and AB LOAN agreements.

As of June 30, 2017, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the six-month period ended June 30, 2017 would have been R$ 572,554 (R$ 569,298 for the year ended December 31, 2016), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of June 30, 2017 (Liabilities) in US$	1,201,121	1,201,121	1,201,121

US$ rate as of June 30, 2017	3.3082	3.3082	3.3082
Exchange rate estimated according to the scenario	3.4000	4.2500	5.1000
Differences between the rates	(0.0918)	(0.9418)	(1.7918)

Effect on net financial result R$ - (loss)	(110,263)	(1,131,216)	(2,152,169)

Net currency exposure as of June 30, 2017 (Liabilities) in Yen	58,297,411	58,297,411	58,297,411

Yen rate as of June 30, 2017	0.02944	0.02944	0.02944
Exchange rate estimated according to the scenario	0.03046	0.03808	0.04569
Differences between the rates	(0.00102)	(0.00864)	(0.01625)

Effect on net financial result R$ - (loss)	(59,463)	(503,690)	(947,333)

Total effect on net financial result in R$ - (loss)	(169,726)	(1,634,906)	(3,099,502)

(*) For the probable scenario in US dollar, the exchange rate estimated for June 30, 2018 was used, pursuant to the Focus Report-BACEN of June 30, 2017, while for the Yen, the average exchange rate was considered for the 12-month period after June 30, 2017, according to BM&FBovespa’s Reference Rates report of June 30, 2017.

Notes to the Interim Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	June 30, 2017	December 31, 2016
TR(i)	1,535,608	1,535,030
CDI(ii)	644,391	1,082,228
TJLP(iii)	1,426,876	1,326,631
IPCA(iv)	1,711,995	1,697,452
LIBOR(v)	2,815,677	2,906,999
Interest and charges	88,967	142,644
Total	8,223,514	8,690,984

(i)           TR – Interest Benchmark Rate

(ii)         CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)       TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)        IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)      LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of June 30, 2017, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the six-month period ended June 30, 2017 before taxes would have been R$ 82,235 (R$ 86,910 as of December 31, 2016) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)         Credit risk

Credit risk arises from cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of June 30, 2017 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the end of reporting period. See additional information in Notes 6, 7, 8 and 9.

Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	June 30, 2017	December 31, 2016
Cash at bank and short-term bank deposits
AA+(bra)	1,334,495	1,850,220
AAA(bra)	26,195	35,452
Other (*)	6,915	549
	1,367,605	1,886,221

(*)This category includes current accounts and investment funds in banks (the balances of which were not material) that have no credit rating information available.

The available credit rating information of the banks, as at June 30, 2017, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c)                         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

Notes to the Interim Financial Information

	July to December 2017	2018	2019	2020	2021	2022 onwards	Total
As at June 30, 2017

Liabilities
Borrowings and financing	639,648	2,196,269	2,287,565	2,486,413	917,521	6,188,060	14,715,476
Trade payables and contractors	384,174	-	-	-	-	-	384,174
Services payable	480,873	-	-	-	-	-	480,873
Public-Private Partnership – PPP (*)	27,125	362,914	362,914	362,914	362,914	5,446,512	6,925,293
Program contract commitments	72,405	44,513	30,007	882	1,021	16,882	165,710

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2017, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

Notes to the Interim Financial Information

June 30, 2017
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,277,068	8.2500%(*)	6.1875%	4.1250%
Financial income		105,358	79,019	52,679

Liabilities
CDI	(644,391)	8.2500%(*)	6.1875%	4.1250%
Interest to be incurred		(53,162)	(39,872)	(26,581)

CDI net exposure	632,677	52,196	39,147	26,098

Liabilities
TR	(1,535,608)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,711,995)	4.2500%(*)	5.3125%	6.3750%
Expenses to be incurred		(72,760)	(90,950)	(109,140)

TJLP	(1,426,876)	7.0000% (*)	8.7500%	10.5000%
Interest to be incurred		(99,881)	(124,852)	(149,822)

LIBOR	(2,815,677)	1.4495% (**)	1.8119%	2.1743%
Interest to be incurred		(40,813)	(51,017)	(61,221)

Total net expenses to be incurred		(161,260)	(227,674)	(294,088)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, June 30, 2017) and long-term interest rate at June 30, 2017 (BACEN).
(**) Source: Bloomberg
(***) Source: BM&FBovespa

(i)      Refers to the scenario of interest to be incurred for the 12 months as of June 30, 2017 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Notes to the Interim Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	June 30, 2017	December 31, 2016

Total borrowings and financing (Note 15)	11,624,811	11,964,143
(-) Cash and cash equivalents (Note 6)	(1,367,605)	(1,886,221)

Net debt	10,257,206	10,077,922
Total equity	16,362,662	15,419,211

Total capital	26,619,868	25,497,133

Leverage ratio	39%	40%

As of June 30, 2017, the leverage ratio decreased to 39% from the 40% as of December 31, 2016, not showing significant variation in the period.

4.3  Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial instruments

As of June 30, 2017 and December 31, 2016, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale neither financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows:

Financial assets

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,367,605	1,367,605	1,886,221	1,886,221
Restricted cash	30,597	30,597	24,078	24,078
Trade receivables	1,667,728	1,667,728	1,711,306	1,711,306
Water National Agency – ANA	82,926	82,926	81,221	81,221
Other receivables	220,962	220,962	167,369	167,369

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$ 843,509 as of June 30, 2017 (R$ 871,709 as of December 31, 2016), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and Note 10 to the Annual Financial Statements of December 31, 2016. Part of this balance, totaling R$ 763,279 (R$ 788,180 as of December 31, 2016), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	11,624,811	11,456,926	11,964,143	11,776,178
Trade payables and contractors	384,174	384,174	311,960	311,960
Services payable	480,873	480,873	460,054	460,054
Program contract commitments	151,564	151,564	178,093	178,093
Public-Private Partnership - PPP	2,559,380	2,559,380	2,249,418	2,249,418

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of June 30, 2017, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2016. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

Notes to the Interim Financial Information

5                   Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(ii)  The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession and program contracts, (iii) provisions, (iv) pension benefits, and (v) deferred income tax and social contribution, and are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2016.

6                   Cash and cash equivalents

	June 30, 2017	December 31, 2016
Cash and banks	90,537	137,395
Cash equivalents	1,277,068	1,748,826
	1,367,605	1,886,221

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (remunerated based on the variation of the Interbank Deposit Certificates (CDI) interest rates), entered into with Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2017, the average yield of financial investments corresponds to 99.89% of CDI (99.24% as of December 31, 2016).

7                    Restricted cash

	June 30, 2017	December 31, 2016

Agreement with the São Paulo municipal government (i)	22,459	15,858
Brazilian Federal Savings Bank – escrow deposits (ii)	2,711	2,989
Other	5,427	5,231
	30,597	24,078

(i)      Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo;

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Notes to the Interim Financial Information

8	Trade receivables (a) Financial position balances	June 30, 2017	December 31, 2016
	Private sector:
	General and special customers (i) (ii)	1,160,649	1,205,498
	Agreements (iii)	330,085	315,351
		1,490,734	1,520,849
	Government entities:
	Municipal	509,600	520,950
	Federal	4,032	3,414
	Agreements (iii)	278,931	279,449
		792,563	803,813
	Wholesale customers – Municipal governments: (iv)
	Guarulhos	811,687	778,106
	Mauá	499,120	467,775
	Mogi das Cruzes	2,568	2,527
	Santo André	995,930	946,045
	São Caetano do Sul	2,606	2,371
	Diadema	222,671	222,671
	Total wholesale customers – Municipal governments	2,534,582	2,419,495
	Unbilled supply	478,826	481,389
	Subtotal	5,296,705	5,225,546
	Allowance for doubtful accounts	(3,628,977)	(3,514,240)
	Total	1,667,728	1,711,306
	Current	1,481,552	1,557,472
	Noncurrent	186,176	153,834
		1,667,728	1,711,306

(i)    General customers - residential and small and mid-sized companies

(ii)   Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).

(iii)Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs  charged  by  SABESP, which have full allowance for doubtful accounts. Additionally, the  overdue  amounts  are  included  in  the  allowance for doubtful accounts.

Notes to the Interim Financial Information

(b)         The aging of trade receivables is as follows

	June 30, 2017	December 31, 2016

Current	1,329,568	1,337,503
Past-due:
Up to 30 days	260,104	263,157
From 31 to 60 days	109,796	148,927
From 61 to 90 days	15,139	53,268
From 91 to 120 days	106,911	109,138
From 121 to 180 days	93,634	124,001
From 181 to 360 days	225,892	203,837
Over 360 days	3,155,661	2,985,715

Total past-due	3,967,137	3,888,043

Total	5,296,705	5,225,546

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court, and the increase in default of amounts overdue, related to private customers.

Notes to the Interim Financial Information

(c)         Allowance for doubtful accounts

	January to June 2017	January to June 2016

Balance at beginning of the period	3,514,240	3,307,793
Private sector /government entities	48,281	30,731
Recoveries	(29,489)	(93,409)
Wholesale customers	96,917	148,428

Net additions for the period	115,709	85,750

Write-offs in the period referring to accounts receivable	(972)	(10,359)

Balance at the end of the period	3,628,977	3,383,184

Reconciliation of estimated losses of income	April to June 2017	January to June 2017	April to June 2016	January to June 2016

Write-offs	43,835	101,971	40,595	82,132
Losses/(reversal) with state entities (related parties)	158	(130)	3,315	3,561
Losses/(reversal) with private sector / government entities	17,735	48,281	(8,962)	30,731
Losses/(reversal) with wholesale customers	-	1,227	-	(2,542)
Recoveries	(26,004)	(29,489)	(70,553)	(93,409)

Amount recorded as selling expenses	35,724	121,860	(35,605)	20,473

Wholesale sales losses, amounting to R$ 58,639 from April to June 2017 and R$ 95,690 from January to June 2017 (April to June 2016 – R$ 79,681 and January to June 2016 – R$ 150,970), were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

Notes to the Interim Financial Information

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	June 30, 2017	December 31, 2016
Accounts receivable
Current:
Sanitation services	132,952	134,005
Allowance for losses	(56,494)	(56,624)
Reimbursement for retirement and pension benefits paid (G0)
- monthly flow (payments)	22,855	22,696
- GESP Agreement – 2008	47,094	56,512
- GESP Agreement – 2015	54,379	39,816
“Se Liga na Rede” program (l)	3,772	6,148

Total current	204,558	202,553

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0)
- GESP Agreement – 2008	-	18,838
- GESP Agreement – 2015	638,951	650,318

Total noncurrent	638,951	669,156

Total receivables from shareholders	843,509	871,709

Assets:
Sanitation services	76,458	77,381
Reimbursement of additional retirement and pension benefits (G0)	763,279	788,180
“Se Liga na Rede” program (l)	3,772	6,148

Total	843,509	871,709

Liabilities:
Interest on capital payable to related parties	-	351,788
Other (g)	492	1,853

Notes to the Interim Financial Information

	April to June 2017	January to June 2017	April to June 2016	January to June 2016

Revenue from sanitation services	120,936	230,862	115,247	212,773
Payments received from related parties	(115,911)	(235,497)	(108,988)	(196,639)

Receipt of GESP reimbursement referring to Law 4819/58	(35,757)	(72,309)	(25,659)	(72,325)

(b)         Contingent assets - GESP (not recorded)

As of June 30, 2017 and December 31, 2016, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$ 974,438 and R$ 937,035, respectively.

(c)         Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, among which an arbitration proceeding related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant, resulting in financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments with EMAE aimed to fully and completely settle the disputes involving the two companies.

Pursuant to the terms of Clause Two of the agreement, the transaction is subject to the condition precedent of approval by the competent bodies of EMAE.

Upon ratification of the agreement, all litigation between SABESP and EMAE will cease permanently.

The agreement involves the payment by SABESP to EMAE of the following amounts:

-  R$ 6,610 annually, adjusted for inflation from the signature date of this instrument, based on the IPCA or on any other index that may replace it, to the last business day of October of each fiscal year, of which (i) the first annual payment until the last business day of October 2017 and (ii) the last payment until the last business day of October 2042; and

Notes to the Interim Financial Information

-   R$ 46,270, in five annual and successive installments, adjusted for inflation based on the IPCA, or on any other index that may replace it, the first installment of R$ 9,254 maturing on April 30, 2017 and the remaining 4 (four) installments, of the same amount, due on every April 30 (thirty) of the subsequent years, or the first subsequent business day.

At the same time, on April 11, 2016, the Company was served with process filed by EMAE’s minority shareholders against the São Paulo State. The plaintiffs of these lawsuits are seeking a decision that requires the State to prohibit SABESP from extracting water from these reservoirs without paying a financial compensation to EMAE and that allows EMAE to pump water from the reservoirs to its hydroelectric power plant. The plaintiffs of this lawsuit claim that the State, as EMA’s controlling shareholder, acted against EMAE and in favor of SABESP.

On August 7, 2017, the Company was once again served with process in a citizen suit filed by Alvaro Luiz de Lima de Alvares Otero against ANEEL, EMAE and SABESP requesting the annulment of ANEEL order 3431/16, which consents to the above transaction. The plaintiff claims that the act is illegal and harmful, compromises the operational feasibility of the Henry Borden hydroelectric power plant and jeopardizes the energy security of the São Paulo State, the Southeast region and Brazil. Finally, the plaintiff requests SABESP to indemnify EMAE for said act, at an amount to be calculated in the liquidation of the award.

If SABESP can no longer extract water from these reservoirs, it will have to transport water from more distant places, increasing water transportation costs, which may jeopardize the Company’s ability to provide an appropriate service in the region.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)         Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From April to June 2017 and in the same period in 2016, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 2,612 and R$ 2,962, respectively, and, from January to June 2017 and 2016, they amounted to R$ 5,135 and R$ 5,209, respectively.

From January to June 2017 and 2016, there were no expenses related to personnel assigned by other entities to SABESP, but totaled R$ 7 from April to June, and R$ 10 from January to June.

Notes to the Interim Financial Information

(g)         Services obtained from state government entities

As of June 30, 2017 and December 31, 2016, SABESP had an outstanding amount payable of R$492 and R$1,853, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of June 30, 2017 and December 31, 2016, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of June 30, 2017 amounted to R$ 748,437 (R$ 753,170 as of December 31, 2016), according to Note 19 (b).

(j)          Compensation of Management Key Personnel

Expenses related to the compensation of the members of its Board of Directors, Fiscal Council and Board of Executive Officers from April to June 2017 amounted to R$ 969 (R$ 940 from April to June 2016). From January to June 2017, these expenses totaled R$ 1,895 (R$ 1,923 from January to June 2016). An additional amount of R$ 185, related to the bonus program paid to Executive Officers, was recorded from April to June 2017 (R$ 123 from April to June 2016). From January to June 2017, the bonus totaled R$ 309 (R$ 247 from January to June 2016).

(k)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. on March 30, 2012, and with Attend Ambiental S.A. on May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,357	8,757	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,411	11,040	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	10,187	29,187	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	18,955	48,984

Notes to the Interim Financial Information

(i)  The loan agreement with SPE Attend  Ambiental  S/A  matures  within  180  days,  from  the  date when  the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.

(ii)   The R$ 19,000 loan agreement originally expired on April 30, 2015, but was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$ 30,029, and interest, in the amount of R$ 18,955, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon. As of June 30, 2017, the balance of principal and interest rates of these agreements was R$ 48,984 (R$ 52,407 as of December 31, 2016). From January to June 2017, a financial income recognized was R$ 2,683 (R$ 4,079 from January to June 2016).

(l)          “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of June 30, 2017, the program total amount was R$ 79,525 (R$ 79,274 as of December 31, 2016), R$ 3,772 (R$ 6,148 as of December 31, 2016) recorded in balances receivable from related parties, the amount of R$ 35,166 (R$ 34,915 as of December 31, 2016) recorded in the group of intangible assets and R$ 40,587 (R$ 38,211 as of December 31, 2016) reimbursed by GESP.

10                Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of June 30, 2017, the balances of assets and liabilities were R$ 82,926 (R$ 81,221 as of December 31, 2016), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

Notes to the Interim Financial Information

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity method.

See additional information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2016.

(a)         Summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity		Profit (loss) for the period
	June 30, 2017	December 31, 2016	January to June 2017	January to June 2016
Sesamm	40,820	37,198	3,622	3,110
Águas de Andradina (i)	17,950	16,161	1,789	835
Águas de Castilho	4,162	3,706	456	290
Saneaqua Mairinque	4,505	4,090	415	483
Attend Ambiental	6,725	3,925	2,800	1,965
Aquapolo Ambiental	12,563	12,340	223	(2,923)
Paulista Geradora de Energia	8,451	8,469	(18)	(20)

Company	Investments		Equity in the earnings (losses) of subsidiaries		Interest percentage
	June 30, 2017	December 31, 2016	January to June 2017	January to June 2016	June 30, 2017	December 31, 2016
Sesamm	14,695	13,391	1,304	1,104	36%	36%
Águas de Andradina	5,386	4,849	537	341	30%	30%
Águas de Castilho	1,249	1,112	137	126	30%	30%
Saneaqua Mairinque	1,352	1,227	125	(1)	30%	30%
Attend Ambiental	3,026	1,766	1,260	531	45%	45%
Aquapolo Ambiental	6,156	6,047	109	(340)	49%	49%
Paulista Geradora de Energia	2,112	2,117	(5)	(8)	25%	25%
Total	33,976	30,509	3,467	1,753
Other investments	587	587
Overall total	34,563	31,096

Notes to the Interim Financial Information

12                Investment properties

As of June 30, 2017, the balance of “Investment properties”, mainly composed of land, is R$ 57,913 (December 31, 2016 – R$ 57,968). As of June 30, 2017 and December 31, 2016, the market value of these properties is approximately R$ 404,000.

	December 31, 2016	Write-offs and disposals	Depreciation	June 30, 2017

Investment properties	57,968	(8)	(47)	57,913
Total	57,968	(8)	(47)	57,913

	December 31, 2015	Transfers	Reversal of allowance for losses	Depreciation	June 30, 2016

Investment properties	56,957	1,647	9	(53)	58,560
Total	56,957	1,647	9	(53)	58,560

Notes to the Interim Financial Information

13                Intangible assets

(a)         Statement of financial position details

	June 30, 2017			December 31, 2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	9,355,839	(1,831,091)	7,524,748	9,222,543	(1,739,588)	7,482,955
Agreements – economic value	1,934,604	(588,992)	1,345,612	1,925,361	(543,709)	1,381,652
Program contracts	9,397,893	(2,770,334)	6,627,559	9,209,367	(2,633,346)	6,576,021
Program contracts – commitments	996,686	(185,182)	811,504	991,848	(168,632)	823,216
Services contracts – São Paulo	18,627,050	(3,179,948)	15,447,102	17,457,658	(2,904,951)	14,552,707
Software license	607,352	(182,919)	424,433	575,494	(145,257)	430,237
Total	40,919,424	(8,738,466)	32,180,958	39,382,271	(8,135,483)	31,246,788

(b)                         Changes

	December 31, 2016	Additions	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	June 30, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	137,182	2,078	312	(1,848)	(95,931)	7,524,748
Agreements – economic value	1,381,652	66,129	8	(55,133)	(1,008)	(46,036)	1,345,612
Program contracts	6,576,021	196,640	4,834	513	(3,688)	(146,761)	6,627,559
Program contracts – commitments	823,216	4,838	-	-	-	(16,550)	811,504
Services contracts – São Paulo	14,552,707	1,115,371	6,460	57,334	(4,784)	(279,986)	15,447,102
Software license	430,237	22,064	-	6,489	-	(34,357)	424,433
Total	31,246,788	1,542,224	13,380	9,515	(11,328)	(619,621)	32,180,958

Notes to the Interim Financial Information

	December 31, 2015	Additions	Contract renewal	Allowance for losses	Transfers	Write-offs and disposals	Amortization	June 30, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	85,984	(5,253)	586	(1,615)	(3,599)	(83,071)	7,280,662
Agreements – economic value	1,353,020	53,683	-	-	(21)	(1)	(36,977)	1,369,704
Program contracts	6,288,575	241,885	5,253	(1,471)	1,091	(151)	(134,495)	6,400,687
Program contracts – commitments	850,530	4,832	-	-	-	-	(16,577)	838,785
Services contracts – São Paulo	12,367,017	1,121,221	-	507	94	(292)	(270,449)	13,218,098
Software license	366,854	45,240	-	-	-	-	(18,670)	393,424
Total	28,513,626	1,552,845	-	(378)	(451)	(4,043)	(560,239)	29,501,360

In February 2017, the Company started operations in the municipality of Santa Branca and, in the second quarter of 2017, it entered into a contract program with the municipalities of Santa Cruz do Rio Pardo and Cândido Rodrigues for 30 years.

(c)         General information

During the period ended June 30, 2017 there were no relevant changes in the criteria to account for intangible assets and types of contracts. Further information is included in Note 14 (d) to the Annual Financial Statements as of December 31, 2016.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$ 103,841 and R$ 109,042 as of June 30, 2017 and December 31, 2016, respectively, and noncurrent liabilities in the amount of R$ 47,723 and R$ 69,051 as of June 30, 2017 and December 31, 2016, respectively.

(d)        Capitalization of interest and other finance charges

From January to June 2017, the Company capitalized interest and inflation adjustment in concession intangible assets totaling R$ 312,016, including the São Lourenço Production System and Leases (R$ 293,352 from January to June 2016), during the construction period.

(e)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Notes to the Interim Financial Information

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of June 30, 2017 and 2016, the margin was 2.3%.

Construction margin from April to June 2017 and the same period in 2016 was R$ 15,194 and R$ 19,773, respectively, and from January to June 2017 and the same period in 2016, was R$ 30,893 and R$ 32,667, respectively.

The amounts related to revenue and construction costs are presented in Note 23.

(f)          Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From April to June 2017, the total amount related to expropriations was R$ 1,882 and from January to June 2017, expropriations totaled R$ 4,783 (R$ 16,707 from April to June 2016 and R$ 18,923 from January to June 2016).

(g)         Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of June 30, 2017 and December 31, 2016, the amounts recognized as intangible asset related to this PPP were R$ 376,517 and R$ 382,103, respectively.

From January and June 2017, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of June 30, 2017 and December 31, 2016 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 9,773, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

Notes to the Interim Financial Information

São Lourenço Production System

As of June 30, 2017 and December 31, 2016, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 2,283,410 and R$ 1,951,538, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of June 30, 2017, was approximately 74%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. As of June 30, 2017, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of June 30, 2017 and December 31, 2016 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2017.

	June 30, 2017			December 31, 2016
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	33,193	293,007	326,200	31,898	309,858	341,756
São Lourenço	-	2,233,180	2,233,180	-	1,907,662	1,907,662

Total	33,193	2,526,187	2,559,380	31,898	2,217,520	2,249,418

(h) Works in progress

As of June 30, 2017, the amount of R$ 9,189 million is recorded under intangible assets as work in progress (R$ 9,156 million as of December 31, 2016), and in the period ended June 30, 2017, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$ 5,888 million (including R$ 2,283 million from PPP São Lourenço), R$ 238 million and R$ 186 million, respectively.

(i)          Amortization of intangible assets

The amortization average rate totaled 4.0% and 3.9% as of June 30, 2017 and 2016, respectively.

(j)          Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

Notes to the Interim Financial Information

14                Property, plant and equipment

(a)         Statement of financial position details

	June 30, 2017			December 31, 2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,507	-	92,507	92,494	-	92,494
Buildings	79,010	(35,495)	43,515	77,548	(34,286)	43,262
Equipment	325,590	(204,811)	120,779	338,696	(189,556)	149,140
Transportation equipment	10,980	(6,883)	4,097	11,141	(6,610)	4,531
Furniture and fixtures	23,697	(12,172)	11,525	23,633	(11,647)	11,986
Other	1,164	(235)	929	1,181	(211)	970
Total	532,948	(259,596)	273,352	544,693	(242,310)	302,383

(b)         Changes

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,355	-	(1,188)	43,515
Equipment	149,140	10,497	(10,838)	(33)	(27,987)	120,779
Transportation equipment	4,531	-	33	(10)	(457)	4,097
Furniture and fixtures	11,986	276	(63)	(29)	(645)	11,525
Other	970	-	(15)	-	(26)	929
Total	302,383	10,859	(9,515)	(72)	(30,303)	273,352

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2016
Land	102,708	-	(258)	-	-	102,450
Buildings	45,891	-	(415)	-	(869)	44,607
Equipment	162,218	18,535	(4,882)	(67)	(16,576)	159,228
Transportation equipment	5,692	96	-	-	(473)	5,315
Furniture and fixtures	8,418	318	4,359	(5)	(623)	12,467
Other	149	-	-	-	(5)	144
Total	325,076	18,949	(1,196)	(72)	(18,546)	324,211

Notes to the Interim Financial Information

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 3.0%; equipment- 17.0%; transportation equipment - 10% and furniture, fixture and equipment - 7.0%. Lands are not   depreciated.

The depreciation average rate was 12.9% and 10.9%, as of June 30, 2017 and 2016, respectively.

Notes to the Interim Financial Information

15                Borrowings and Financing

Borrowings and financing outstanding balance	June 30, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,294	109,487	150,781	40,967	120,343	161,310
12th issue debentures	45,450	317,454	362,904	45,450	340,165	385,615
14th issue debentures	40,219	152,650	192,869	39,802	178,571	218,373
15th issue debentures	342,769	342,078	684,847	97,692	672,657	770,349
17th issue debentures	144,391	773,469	917,860	140,144	904,094	1,044,238
18th issue debentures	32,784	216,562	249,346	32,436	223,840	256,276
19th issue debentures	-	-	-	199,461	-	199,461
20th issue debentures	-	496,240	496,240	-	495,533	495,533
Brazilian Federal Savings Bank	62,937	1,108,082	1,171,019	59,199	1,088,160	1,147,359
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,702	25,053	41,755	16,603	33,207	49,810
Brazilian Development Bank - BNDES PAC	11,089	55,322	66,411	10,987	60,293	71,280
Brazilian Development Bank - BNDES PAC II 9751	4,313	25,024	29,337	4,288	27,007	31,295
Brazilian Development Bank - BNDES PAC II 9752	2,355	20,610	22,965	2,341	21,659	24,000
Brazilian Development Bank - BNDES ONDA LIMPA	23,357	157,420	180,777	23,219	168,083	191,302
Brazilian Development Bank - BNDES TIETÊ III	30,233	294,584	324,817	30,054	307,862	337,916
Brazilian Development Bank - BNDES 2015	-	405,944	405,944	-	233,967	233,967
Leases	16,026	538,037	554,063	14,914	537,602	552,516
Other	1,023	10,255	11,278	746	10,829	11,575
Interest and charges	67,386	-	67,386	121,605	-	121,605
Total in local currency	882,328	5,048,271	5,930,599	879,908	5,423,872	6,303,780

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	June 30, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$ 12,549 thousand (US$ 25,097 thousand in December 2016)	41,514	-	41,514	81,794	-	81,794
Inter-American Development Bank - BID 1212 – US$ 87,364 thousand (US$ 92,503 thousand in December 2016)	34,002	255,015	289,017	33,499	267,979	301,478
Inter-American Development Bank - BID 2202 – US$ 437,256 thousand (US$ 438,071 thousand in December 2016)	78,191	1,354,633	1,432,824	75,143	1,339,803	1,414,946
International Bank of Reconstruction and Development -BIRD – US$ 81,548 thousand (US$ 79,946 thousand in December 2016)	-	269,457	269,457	-	260,224	260,224
Deutsche Bank – US$ 150,000 thousand (US$ 150,000 thousand in December 2016)	124,058	364,870	488,928	-	480,244	480,244
Eurobonds– US$ 350,000 thousand (US$ 350,000 thousand in December 2016)	-	1,154,990	1,154,990	-	1,137,395	1,137,395
JICA 15 – ¥ 14,405,375 thousand (¥ 14,981,590 thousand in December 2016)	33,928	390,167	424,095	32,175	386,111	418,286
JICA 18 – ¥ 12,952,000 thousand (¥ 13,470,080 thousand in December 2016)	30,505	350,547	381,052	28,930	346,889	375,819
JICA 17 – ¥ 1,629,365 thousand (¥ 1,596,251 thousand in December 2016)	2,593	44,636	47,229	1,205	42,675	43,880
JICA 19 – ¥ 29,310,671 thousand (¥ 27,596,009 thousand in December 2016)	-	860,846	860,846	-	768,463	768,463
BID 1983AB (AB Loan) – US$ 82,404 thousand (US$ 106,346 thousand in December 2016)	79,206	189,333	268,539	78,030	263,921	341,951
Interest and charges	35,721	-	35,721	35,883	-	35,883
Total in foreign currency	459,718	5,234,494	5,694,212	366,659	5,293,704	5,660,363

Total borrowings and financing	1,342,046	10,282,765	11,624,811	1,246,567	10,717,576	11,964,143

Exchange rate as of June 30, 2017: US$ 3.3082; ¥ 0.02944 (as of December 31, 2016: US$ 3.2591; ¥ 0.02792).

As of June 30, 2017, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Notes to the Interim Financial Information

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2017/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 713 – US$ 12,549 thousand	Government	2017	4.82% (*)	US$
Inter-American Development Bank - BID 1212 – US$ 87,364 thousand	Government	2025	2.54% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 437,256 thousand	Government	2035	2.09% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 81,548 thousand	Government	2034	1.67% (*)	US$
Deutsche Bank US$ 150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 14,405,375 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 12,952,000 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥ 1,629,365 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,310,671 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB (AB Loan) – US$ 82,404 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Notes to the Interim Financial Information

(i) Payment schedule – accounting balances as of June 30, 2017

53
	2017	2018	2019	2020	2021	2022	2023 to 2038	TOTAL
LOCAL CURRENCY
Debentures	87,109	896,675	1,014,145	423,198	199,280	178,718	255,722	3,054,847
Brazilian Federal Savings Bank	30,814	65,166	67,190	69,524	73,099	76,965	788,261	1,171,019
BNDES	44,025	98,051	112,053	94,013	93,568	93,568	536,728	1,072,006
Leases	7,842	29,088	30,573	32,187	33,941	35,849	384,583	554,063
Other	386	1,461	1,364	1,364	1,364	1,364	3,975	11,278
Interest and charges	34,619	32,767	-	-	-	-	-	67,386
TOTAL IN LOCAL CURRENCY	204,795	1,123,208	1,225,325	620,286	401,252	386,464	1,969,269	5,930,599
FOREIGN CURRENCY
BID	97,610	112,193	112,193	112,193	112,193	112,193	1,104,780	1,763,355
BIRD	-	-	8,984	17,967	17,967	17,967	206,572	269,457
Deutsche Bank	-	248,115	240,813	-	-	-	-	488,928
Eurobonds	-	-	-	1,154,990	-	-	-	1,154,990
JICA	33,512	67,025	113,669	113,669	113,669	113,669	1,158,009	1,713,222
BID 1983AB (AB Loan)	-	78,793	58,530	56,952	25,448	25,448	23,368	268,539
Interest and charges	35,721	-	-	-	-	-	-	35,721
TOTAL IN FOREIGN CURRENCY	166,843	506,126	534,189	1,455,771	269,277	269,277	2,492,729	5,694,212
Overall Total	371,638	1,629,334	1,759,514	2,076,057	670,529	655,741	4,461,998	11,624,811

Notes to the Interim Financial Information

(i)    Main events in the six-month period ended June 30, 2017

(a)         Debentures

As of January 16, 2017, the Company amortized the second installment of the 17th issue of series 1, totaling R$ 140,144.

As of February 15, 2017, the Company fully paid the 15th issue of series 1, totaling R$ 104,809, referring to principal and interest.

As of June 20, 2017, the Company fully paid the 19th debenture issue, totaling R$ 212,648, referring to principal and interest.

(b)         BNDES

As of March 15, 2017, the Company raised R$ 170,000, corresponding to agreement 15.2.0313.1 - BNDES 2015.

(c)         JICA

In 2017, funding totaled R$ 20,243, referring to agreement BZ-P19 (JICA 19).

(d)        BID

In 2017, funding and amortization totaled R$ 33,346 and R$ 35,870, respectively, referring to agreement BID 2202.

In 2017, the amortization referring to agreement BID 713 totaled R$ 41,549.

(e)         AB LOAN

In 2017, the amortization totaled R$ 75,610.

(e)    Exchange rate changes

The US dollar exchange increased 1.5%, from R$ 3.2591 as of December 31, 2016 to R$ 3.3082 on June 30, 2017, increasing debt by R$ 58,975. In the same period, the Yen increased 5.4%, from R$ 0.02792 as of December 31, 2016 to R$ 0.02944 on June 30, 2017, increasing debt by R$ 88,612.

Notes to the Interim Financial Information

(ii)        Covenants

As of June 30, 2017, the Company had met the requirements set forth by its borrowings and financing agreements.

The goals of the Performance Improvement Agreement (AMD), dated May 28, 2007 and amended on August 22, 2012, entered into between SABESP and the Federal Government, with the Brazilian Federal Savings Bank and the BNDES as intervening parties, expired on December 31, 2016 and were not renewed, pursuant to article 2 of Normative Instruction 6, of March 14, 2013.

(iii)     Borrowings and financing - Credit Limited

Agent	June 30, 2017
(in millions of reais (*))
Brazilian Federal Savings Bank	1,661
Brazilian Development Bank – BNDES	1,560
Inter-American Development Bank – BID	500
Japan International Cooperation Agency – JICA	261
International Bank for Reconstruction and Development – IBRD	61
Other	38
Total	4,081

(*) Exchange rate as of June 30, 2017 (US$ 1.00 = R$ 3.3082; ¥ 1.00 = R$ 0.02944).

SABESP in order to comply with its Capex plan relies on a fund-raising plan. Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Additional information on borrowings and financing is presented in Note 16 to the Annual Financial Statements as of December 31, 2016.

Notes to the Interim Financial Information

16                Taxes payable

(a)         Current assets

	June 30, 2017	December 31, 2016
Recoverable taxes
Income tax and social contribution	74,238	32,365
Withholding income tax (IRRF) on financial investments	4,303	7,057
Other federal taxes	3,340	2,961
Other municipal taxes	258	250
Total	82,139	42,633

The increase in recoverable taxes was mainly due to an increase in “income tax and social contribution” item, as a result of higher anticipation in the period.

(b)         Current liabilities

	June 30, 2017	December 31, 2016
Taxes and contributions payable
Cofins and Pasep	42,624	49,132
INSS (Social Security contribution)	36,554	35,376
IRRF (withholding income tax)	3,724	62,771
Other	29,623	21,478
Total	112,525	168,757

Notes to the Interim Financial Information

17            Deferred taxes and contributions

(a)         Statement of financial position details

	June 30, 2017	December 31, 2016
Deferred income tax assets
Provisions	531,109	524,129
Actuarial loss –G1 Plan	166,080	85,044
Pension obligations - G1	85,044	167,922
Donations of underlying asset on concession agreements	56,449	57,317
Credit losses	244,762	266,757
Other	159,375	151,247
Total deferred tax assets	1,242,819	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(475,623)	(492,341)
Capitalization of borrowing costs	(403,773)	(374,512)
Profit on supply to governmental entities	(88,334)	(92,365)
Construction margin	(90,330)	(91,790)
Borrowing costs	(13,958)	(15,063)
Total deferred tax liabilities	(1,072,018)	(1,066,071)

Deferred tax asset, net	170,801	186,345

(b)              Changes

	December 31, 2016	Net change	June 30, 2017
Deferred income tax assets
Provisions	524,129	6,980	531,109
Actuarial loss – G1	85,044	-	85,044
Pension obligations - G1	167,922	(1,842)	166,080
Donations of underlying asset on concession agreements	57,317	(868)	56,449
Credit losses	266,757	(21,995)	244,762
Other	151,247	8,128	159,375
Total	1,252,416	(9,597)	1,242,819

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	16,718	(475,623)
Capitalization of borrowing costs	(374,512)	(29,261)	(403,773)
Profit on supply to governmental entities	(92,365)	4,031	(88,334)
Construction margin	(91,790)	1,460	(90,330)
Borrowing costs	(15,063)	1,105	(13,958)
Total	(1,066,071)	(5,947)	(1,072,018)

Deferred tax asset, net	186,345	(15,544)	170,801

Notes to the Interim Financial Information

	December 31, 2015	Net change	June 30, 2016
Deferred income tax assets
Provisions	480,378	35,610	515,988
Pension obligations - G1	256,808	17,337	274,145
Donations of underlying asset on concession agreements	53,206	3,203	56,409
Credit losses	213,171	8,947	222,118
Tax losses	58,829	(58,829)	-
Other	121,550	7,977	129,527
Total	1,183,942	14,245	1,198,187

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	15,417	(509,078)
Capitalization of borrowing costs	(309,648)	(27,552)	(337,200)
Profit on supply to governmental entities	(81,055)	(6,043)	(87,098)
Actuarial gain – G1	(33,726)	-	(33,726)
Construction margin	(94,921)	1,648	(93,273)
Borrowing costs	(11,855)	(802)	(12,657)
Total	(1,055,700)	(17,332)	(1,073,032)

Deferred tax asset, net	128,242	(3,087)	125,155

Notes to the Interim Financial Information

	June 30, 2017	December 31, 2016

Opening balance	186,345	128,242
Net change in the period:
- corresponding entry in the statement of income	(15,544)	(60,667)
- corresponding entry in equity valuation adjustments	-	118,770

Total change, net	(15,544)	58,103
Closing balance	170,801	186,345

(c)          Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	June 30, 2017	June 30, 2016

Profit before income taxes	1,514,557	2,180,610
Statutory rate	34%	34%

Estimated expense at statutory rate	(514,949)	(741,407)
Tax benefit of interest on equity	42,009	7,659
Permanent differences
Provision – Law 4,819/58 (i)	(29,656)	(33,706)
Donations	(3,292)	(469)
Other differences	(2,499)	13,633

Income tax and social contribution	(508,387)	(754,290)

Current income tax and social contribution	(492,843)	(751,203)
Deferred income tax and social contribution	(15,544)	(3,087)
Effective rate	34%	35%

                                                           i.              Permanent difference related to the provision for actuarial liability (Note 19 b (iii)).

Notes to the Interim Financial Information

18                Provisions

(a)         Lawsuits and proceedings that resulted in provisions

(i) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2016. Management believes that the provisions are sufficient to cover eventual losses, net of escrow deposits, as follows:

	Provisions	Escrow deposits	June 30, 2017	Provisions	Escrow deposits	December 31, 2016
Customer claims (i)	557,426	(83,930)	473,496	572,210	(97,171)	475,039
Supplier claims (ii)	352,870	(264,847)	88,023	332,667	(251,510)	81,157
Other civil claims (iii)	121,870	(13,781)	108,089	131,286	(12,652)	118,634
Tax claims (iv)	78,210	(3,033)	75,177	69,898	(2,986)	66,912
Labor claims (v)	297,791	(4,875)	292,916	285,413	(3,202)	282,211
Environmental claims (vi)	153,918	(977)	152,941	150,084	(962)	149,122
Total	1,562,085	(371,443)	1,190,642	1,541,558	(368,483)	1,173,075

Current	726,971	-	726,971	730,334	-	730,334
Noncurrent	835,114	(371,443)	463,671	811,224	(368,483)	442,741

Notes to the Interim Financial Information

(ii)    Changes

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2017
Customer claims (i)	572,210	18,090	29,828	(41,873)	(20,829)	557,426
Supplier claims (ii)	332,667	15,798	17,352	(12,293)	(654)	352,870
Other civil claims (iii)	131,286	5,283	6,496	(6,099)	(15,096)	121,870
Tax claims (iv)	69,898	4,327	5,033	(247)	(801)	78,210
Labor claims (v)	285,413	32,102	20,424	(22,380)	(17,768)	297,791
Environmental claims (vi)	150,084	16,230	9,026	(20,398)	(1,024)	153,918
Subtotal	1,541,558	91,830	88,159	(103,290)	(56,172)	1,562,085
Escrow deposits	(368,483)	(19,078)	(5,811)	12,229	9,700	(371,443)
Total	1,173,075	72,752	82,348	(91,061)	(46,472)	1,190,642

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2016
Customer claims (i)	561,061	34,105	61,309	(26,025)	(56,386)	574,064
Supplier claims (ii)	296,660	4,903	32,723	(11,141)	(318)	322,827
Other civil claims (iii)	124,833	8,152	13,170	(2,787)	(17,300)	126,068
Tax claims (iv)	62,812	19,227	11,084	(263)	(9,348)	83,512
Labor claims (v)	283,991	21,410	16,727	(20,207)	(16,944)	284,977
Environmental claims (vi)	83,520	43,842	17,245	-	(18,443)	126,164
Subtotal	1,412,877	131,639	152,258	(60,423)	(118,739)	1,517,612
Escrow deposits	(330,663)	(24,548)	(20,796)	5,339	3,500	(367,168)
Total	1,082,214	107,091	131,462	(55,084)	(115,239)	1,150,444

(b)         Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	June 30, 2017	December 31, 2016
Customer claims (i)	234,200	306,500
Supplier claims (ii)	1,404,300	1,422,000
Other civil claims (iii)	740,000	709,400
Tax claims (iv)	1,252,800	1,143,000
Labor claims (v)	642,200	533,600
Environmental claims (vi)	3,686,300	3,317,600
Total	7,959,800	7,432,100

Notes to the Interim Financial Information

(c)         Explanation on the nature of main classes of lawsuits

(i)         Customer claims

Approximately 1,100 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 710 lawsuits in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels.

(ii)        Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts.

(iii)     Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management.

(v)         Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)       Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

Notes to the Interim Financial Information

(d)        Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed on May 25, 2017, in the amount of R$ 500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From April to June 2017, the Company used R$ 80,849, of which R$ 61,582 referring to the current contract (R$ 81,627 from April to June 2016).

Additional information on provisions and contingent liabilities is presented in Note 19 to the Annual Financial Statements as of December 31, 2016.

19                Employee benefits

(a)         Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.8% on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.8% of payroll, on average.

(b) Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities as of December 31, 2016	753,170
Expenses recognized in 2017	20,814
Payments made in 2017	(25,547)
Pension plan liabilities as of June 30, 2017 (i)	748,437

Unfunded plan – G0
Pension plan liabilities as of December 31, 2016	2,512,080
Expenses recognized in 2017	131,465
Payments made in 2017	(81,643)
Pension plan liabilities as of June 30, 2017 (iii)	2,561,902

Total	3,310,339

Notes to the Interim Financial Information

(i)               G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

.   0.99% of the portion of the salary of participation up to 20 salaries; and

.   8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of June 30, 2017, SABESP had a net actuarial liability of R$ 748,437 (R$ 753,170 as of December 31, 2016) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii)            Private pension plan benefits – Defined contribution

As of June 30, 2017, Sabesprev Mais plan, based on defined contribution, had 9,393 active and assisted participants (9,453 as of December 31, 2016).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iii)          Plan G0

Pursuant to Law nº 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2017, the Company recorded a defined benefit obligation for Plan G0 of R$ 2,561,902 (R$ 2,512,080 as of December 31, 2016).

(c)    Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December 2017. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.

In the second quarter of 2017, a total of R$ 23,321 was accrued (R$ 23,192 in the second quarter of 2016). From January to June 2017 and 2016, R$ 44,398 and R$ 41,921, respectively, were accrued.

Notes to the Interim Financial Information

20               Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to transfer of 7.5% of revenue from the São Paulo local government to the Municipal Fund. The balances as of June 30, 2017 and December 31, 2016 were R$ 480,873 and R$ 460,054, respectively.

21                 Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$ 15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law nº 6,404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of June 30, 2017 and December 31, 2016, held as follows:

	June 30, 2017		December 31, 2016
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	202,471,313	29.62%	206,955,305	30.28%
The Bank Of New York ADR Department (equivalent in shares) (*)	135,355,413	19.80%	132,401,813	19.37%
Other	2,158,858	0.32%	628,466	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)     each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting of April 28, 2017 approved the distribution of dividends as interest on equity totaling R$ 823,493, the transfer of retained earnings balances, in the amount of R$ 1,976,250, to the Reserve for Investments accounts, and the allocation of R$ 147,355 to the Legal Reserve account.

Notes to the Interim Financial Information

The payment of interest on equity totaling R$ 766,109, net of R$ 57,384 of withholding income tax (from a gross amount of R$ 823,493) began in in June 2017, generating a payout of R$ 765,933.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2016.

22               Earnings per share Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to June 2017	January to June 2016

Equity attributable to Company’s owners	1,006,170	1,426,320
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.47207	2.08676

Notes to the Interim Financial Information

23               Operating segment information

Management, comprised by the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

	April to June 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	2,901,591	779,421	3,681,012
Gross sales deductions	(186,377)	-	(186,377)
Net operating revenue	2,715,214	779,421	3,494,635
Costs, selling and administrative expenses	(1,984,568)	(764,227)	(2,748,795)
Income from operations before other operating expenses, net and equity accounting	730,646	15,194	745,840
Other operating income / (expenses), net			12,509
Equity accounting			1,597
Financial result, net			(281,216)
Income from operations before taxes			478,730
Depreciation and amortization	318,023	-	318,023

Notes to the Interim Financial Information

	January to June 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	5,930,882	1,502,349	7,433,231
Gross sales deductions	(379,771)	-	(379,771)
Net operating revenue	5,551,111	1,502,349	7,053,460
Costs, selling and administrative expenses	(3,816,569)	(1,471,456)	(5,288,025)
Income from operations before other operating expenses, net and equity accounting	1,734,542	30,893	1,765,435
Other operating income / (expenses), net			23,073
Equity accounting			3,467
Financial result, net			(277,418)
Income from operations before taxes			1,514,557
Depreciation and amortization	649,971	-	649,971

(i)          See note 29 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information.

(ii)       Construction revenue and related costs not reported to the Company’s chief operating decision maker.

Notes to the Interim Financial Information

	April to June 2016 (Restated)
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	2,723,461	897,160	3,620,621
Gross sales deductions	(182,032)	-	(182,032)
Net operating revenue	2,541,429	897,160	3,438,589
Costs, selling and administrative expenses	(1,737,984)	(877,387)	(2,615,371)
Income from operations before other operating expenses, net and equity accounting	803,445	19,773	823,218
Other operating income / (expenses), net			16,183
Equity accounting			(334)
Financial result, net			372,720
Income from operations before taxes			1,211,787
Depreciation and amortization	294,182	-	294,182

	January to June 2016 (Restated)
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	5,294,089	1,522,440	6,816,529
Gross sales deductions	(350,098)	-	(350,098)
Net operating revenue	4,943,991	1,522,440	6,466,431
Costs, selling and administrative expenses	(3,532,346)	(1,489,773)	(5,022,119)
Income from operations before other operating expenses, net and equity accounting	1,411,645	32,667	1,444,312
Other operating income / (expenses), net			21,665
Equity accounting			1,753
Financial result, net			712,880
Income from operations before taxes			2,180,610
Depreciation and amortization	578,838	-	578,838

Notes to the Interim Financial Information

(i)          See note 29 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information.

(ii)       Construction revenue and related costs not reported to the Company’s chief operating decision maker.

Explanation on the reconciliation items for the Financial Statements. The impacts on gross operating income and costs are as follows:

	April to June 2017	January to June 2017	April to June 2016	January to June 2016

Gross revenue from construction recognized under ICPC 1 (R1) (a)	779,421	1,502,349	897,160	1,522,440
Construction costs recognized under ICPC 1 (R1) (a)	(764,227)	(1,471,456)	(877,387)	(1,489,773)

Construction margin	15,194	30,893	19,773	32,667

(a) Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (e).

Notes to the Interim Financial Information

24               Operating revenue

(a)       Revenue from sanitation services:

	April to June 2017	January to June 2017	April to June 2016	January to June 2016

São Paulo Metropolitan Region	2,055,987	4,164,235	1,902,610	3,653,221
Regional Systems (i)	845,604	1,766,647	820,851	1,640,868
Total (ii)	2,901,591	5,930,882	2,723,461	5,294,089

 (i) Including the municipalities operated in the countryside and at the coast of the State of São Paulo.

(ii) Revenue from sanitation services increased by 6.5 % in the period ended June 30, 2017, when compared with the same period in 2016.

The main factors for the increase were the 6.62% impact on revenue from the tariff increase as of May 2016 and the 2.7% increase in billed volume, of which 2.9% from water and 2.4% from sewage services.

The increase was also a result of the end of the Water Consumption Reduction Incentive Program in April 2016, whose bonuses totaled R$ 33.6 million, while the Contingency Tariff (tax) came to R$ 64.1 million.

(b)       Reconciliation between gross operating revenue and net operating revenue:

	April to June 2017	January to June 2017	April to June 2016	January to June 2016

Revenue from sanitation services	2,901,591	5,930,882	2,723,461	5,294,089
Construction revenue (Note 13 (e))	779,421	1,502,349	897,160	1,522,440
Sales tax	(186,377)	(379,771)	(182,032)	(350,098)
Net revenue	3,494,635	7,053,460	3,438,589	6,466,431

Notes to the Interim Financial Information

25	Costs and expenses by nature

	April to June 2017	January to June 2017	April to June 2016	January to June 2016
Operating costs
Salaries, payroll charges and benefits	512,056	929,479	424,325	810,462
Pension obligations	12,500	23,470	23,303	45,741
Construction costs (Note 13 (e))	764,227	1,471,456	877,387	1,489,773
General supplies	40,078	74,598	41,402	76,398
Treatment supplies	67,543	138,811	66,279	141,376
Outside services	238,199	432,435	206,321	397,650
Electricity	187,390	386,716	242,145	481,736
General expenses	136,727	262,072	109,170	223,366
Depreciation and amortization	282,723	583,822	276,819	541,925
	2,241,443	4,302,859	2,267,151	4,208,427

Selling expenses
Salaries, payroll charges and benefits	81,568	146,834	67,401	128,103
Pension obligations	1,864	3,467	3,225	6,153
General supplies	845	1,817	808	1,684
Outside services	66,149	126,398	71,070	133,265
Electricity	198	375	203	434
General expenses	22,692	44,478	25,589	45,533
Depreciation and amortization	4,398	6,889	2,251	4,575
Bad debt expense, net of recoveries (Note 8 (c))	35,724	121,860	(35,605)	20,473
	213,438	452,118	134,942	340,220

Administrative revenue (expenses)
Salaries, payroll charges and benefits	65,142	112,648	46,978	90,965
Pension obligations	42,917	88,576	56,130	114,240
General supplies	684	1,183	469	811
Outside services	45,411	73,680	38,922	67,808
Electricity	279	484	451	1,030
General expenses	80,149	142,950	31,908	122,416
Depreciation and amortization	30,902	59,260	15,112	32,338
Tax expenses	28,430	54,267	23,308	43,864
	293,914	533,048	213,278	473,472

Operating costs and expenses
Salaries, payroll charges and benefits	658,766	1,188,961	538,704	1,029,530
Pension obligations	57,281	115,513	82,658	166,134
Construction costs (Note 13 (e))	764,227	1,471,456	877,387	1,489,773
General supplies	41,607	77,598	42,679	78,893
Treatment supplies	67,543	138,811	66,279	141,376
Outside services	349,759	632,513	316,313	598,723
Electricity	187,867	387,575	242,799	483,200
General expenses	239,568	449,500	166,667	391,315
Depreciation and amortization	318,023	649,971	294,182	578,838
Tax expenses	28,430	54,267	23,308	43,864
Bad debt expense, net of recoveries (Note 8 (c))	35,724	121,860	(35,605)	20,473
	2,748,795	5,288,025	2,615,371	5,022,119

Notes to the Interim Financial Information

26	Financial income (expenses)

	April to June 2017	January to June 2017	April to June 2016	January to June 2016
Financial expenses
Interest and charges on borrowings and financing – local currency	(65,960)	(130,810)	(73,108)	(168,328)
Interest and charges on borrowings and financing – foreign currency	(29,436)	(51,618)	(24,373)	(61,958)
Other financial expenses	(27,982)	(51,233)	(25,165)	(48,104)
Income tax over international remittance	(5,392)	(9,000)	(5,581)	(9,597)
Inflation adjustment on loans and financing	(19,051)	(40,845)	(32,830)	(85,775)
Inflation adjustment on Sabesprev Mais deficit	-	-	(378)	(746)
Other inflation adjustments	(10,011)	(16,944)	(8,870)	(17,114)
Interest and inflation adjustments on provisions	(9,527)	(33,397)	(22,673)	(84,712)
Total financial expenses	(167,359)	(333,847)	(192,978)	(476,334)

Financial income
Inflation adjustment gains	29,409	49,858	37,893	92,597
Income on short-term investments	56,153	111,567	49,952	103,226
Interest income	17,376	25,622	18,813	51,499
Cofins and Pasep	(4,786)	(8,718)	(6,093)	(12,648)
Other	-	442	4,260	10,348
Total financial income	98,152	178,771	104,825	245,022

Financial income (expenses), net before exchange rate changes	(69,207)	(155,076)	(88,153)	(231,312)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	(212,077)	(122,635)	460,918	944,214
Other exchange rate changes	-	(54)	(117)	(133)
Exchange gains	68	347	72	111
Exchange rate changes, net	(212,009)	(122,342)	460,873	944,192

Financial income (expenses), net	(281,216)	(277,418)	372,720	712,880

(i)     The change in expenses mainly reflects the 4.4% appreciation of the U.S. Dollar against the real and the 3.5% appreciation of the Yen in 2017, compared to the depreciation presented in the same period in 2016 (9.8% and 1.4%, respectively).

Notes to the Interim Financial Information

27                Other operating income (expenses), net

	April to June 2017	January to June 2017	April to June 2016	January to June 2016

Other net operating income, net	14,586	23,283	22,121	29,750
Other operating expenses	(2,077)	(210)	(5,938)	(8,085)

Other operating income (expenses), net	12,509	23,073	16,183	21,665

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, provisions and reversals of property, plant and equipment and exceeding cost of electricity sold.

28               Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of June 30, 2017:

	July to December 2017	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	964,544	2,145,446	902,988	2,569.236	6,582,214
Contractual obligations – Investments	1,910,846	2,068,245	892,202	5,472,580	10,343,873
Total	2,875,390	4,213,691	1,795,190	8,041,816	16,926,087

The main commitment refers to São Lourenço PPP. See Note 13 (g).

Notes to the Interim Financial Information

29	Supplemental cash flow information

	January to June 2017	January to June 2016

Total additions to intangible assets (Note 13 (b))	1,542,224	1,552,845

Items not affecting cash (see breakdown below)	(871,905)	(698,311)

Total additions to intangible assets as per statement of cash flows	670,319	854,534

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	312,016	293,352
Contractors payable	324,701	3,634
Public-Private Partnership – São Lourenço PPP	189,730	353,749
Leases	9,727	10,554
Program contract commitments	4,838	4,355
Construction margin (Notes 13 (f) and 23)	30,893	32,667
Total	871,905	698,311

30	Events after the reporting period

•       21th debenture issue

As of July 13, 2017, the Company held the 21st issue of unsecured debentures, not convertible into shares, in up to two series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476, totaling R$ 500,000. The first series, totaling R$ 150,000, is due in three years and is remunerated by the CDI + 0.60% p.a., while the second series, totaling R$ 350,000, is due in five years and is remunerated by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

•       Second Ordinary Tariff Revision

As of July 27, 2017, the Company submitted an official letter to the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP – Agência Reguladora de Saneamento e Energia do Estado de São Paulo) requesting a seven-day postponement, for the beginning of Step 6 (Development of the Initial Technical Note with Preliminary Tariff P0 and Weighted Average Capital Cost - WACC) and Step 7 (Opening of Public Consultation and Public Hearing - Preliminary Tariff P0 and Weighted Average Capital Cost - WACC) in the schedule established by ARSESP Resolution 725/2017.

Notes to the Interim Financial Information

As of July 31, 2017, pursuant to SABESP’s request, as disclosed in the Material Fact of July 27, 2017, the Sanitation and Energy Regulatory Agency of the State of São Paulo - ARSESP, published a Notice in which:

(i)  it grants an additional seven-day term requested for final clarification on the content of the information presented by the Company within the scope of the preliminary step of the 2nd Ordinary Tariff Revision; and

(ii)   it announces that it will disclose, by August 7, the amended schedule of SABESP’s 2nd Ordinary Tariff Revision.

As of August 7, 2017, the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP) published Resolution 748 with the new schedule of the initial stage of SABESP’s 2nd Tariff Revision.

The Preliminary Maximum Average Tariff (Preliminary Tariff P0) will be disclosed and authorized by October 3, 2017, and applied pursuant to Article 39 of Law 11,445/2007.

The Final Maximum Average Tariff (Final P0) will be disclosed authorized by April 10, 2018.

•       State Bill - SABESP’s Corporate Restructuring

As of August 2, 2017, the São Paulo State Government ("Government") submitted to the São Paulo State Legislature a Bill that provides for SABESP’s corporate restructuring.

The submission of the Bill to the São Paulo State Legislature is a necessary step in the possible capitalization of SABESP and is one of the stages that must be complied with; the first of which already started and announced in the Material Fact disclosed on May 12, 2017 - "Initial Studies for the Company’s Capitalization".

•       Second Ordinary Tariff Revision – Initial Stage

As of August 11, 2017, the Sanitation and Energy Regulatory Agency of the State of de São Paulo - ARSESP, announced the opening of Public Consultation nº 01/2017, referring to the initial stage of SABESP’s Second Ordinary Tariff Revision and disclosed the Preliminary Technical Note NT/F/003/2017 with Preliminary Tariff P0 and Weighted Average Capital Cost (WACC).

The main highlights are:

Initial Regulatory Remuneration Base – BRRL0	R$ 40.3 billion
WACC	8.01%
Preliminary P0	R$ 3.62652/m³
Tariff Increase Index	4.365%

Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

Other Information Deemed as relevant by the Company

1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2017
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholders
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	4	-	4	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,524,289	50.3%	343,524,289	50.3%

Outstanding Shares	339,985,580	49.7%	339,985,580	49.7%

Other Information Deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2016
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholders
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors		-		-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding Shares	339,985,584	49.7%	339,985,584	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of June 30, 2017 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524.285	50.3	343,524,285	50.3

Reports and Statements / Unqualified Report on Special Review

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended June 30, 2017, comprising the balance sheet as of June 30, 2017 and the statement of income and comprehensive income for the three and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters

Statement of value added

We have also reviewed the statements of value added (DVA) for the six-month period ended June 30, 2017, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 14, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Marcio Serpejante Peppe

Contador CRC 1SP233011/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 31, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.